Filed by QRS Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: QRS Corporation

Commission File No: 000-21958

• • JDA Software Group, Inc. and QRS • JOINT NEWS RELEASE •	Contact Information at End of Release

JDA Software to Acquire QRS

•	JDA’s Largest and Most Significant Acquisition will Create a New Business Model Connecting Industry Leading Software, Demand Chain Processes and Enabled Trading Community.

•	Combined Company’s Revenues to Exceed $340 million.

•	Substantial Recurring Revenue Expected to Improve Earnings Visibility.

•	Cost Synergies to Provide $20 to $25 million in Savings.

SCOTTSDALE, Ariz. and RICHMOND, Calif.—June 17, 2004—JDA® Software Group Inc. (Nasdaq:JDAS) and QRS Corporation (Nasdaq: QRSI) today announced a definitive agreement for JDA to acquire QRS, a leading provider of collaborative commerce solutions with more than 10,0001 retail and manufacturing customers. Under the terms of the all-stock transaction, QRS shareholders will receive 0.50 of a share of JDA common stock for each share of QRS common stock. By combining the two companies, JDA will significantly enhance its position in the global field of demand chain solutions providers, and will be uniquely positioned to deliver data rich software, best practice processes, trading community enablement and industry expertise. Based on the 12 month period ending March 31, 2004, the combined company would have had annual revenues in excess of $340 million. The combined company will benefit from improved revenue and earnings visibility since approximately 50 percent of its revenues are expected to be recurring.

“This acquisition delivers on three compelling fronts,” stated Hamish Brewer, JDA’s CEO and president. “First, JDA is now faced with a world of new opportunities. QRS offers one of the world’s leading trading and product information management networks. We intend to seamlessly merge this data with existing JDA products to provide a new class of applications that are inherently data-rich, collaborative and connected. Second, our shared customer base provides a wealth of cross-selling opportunities. And finally, this acquisition will establish a new business model combining high margin software licenses with stable, recurring revenues. We also expect to realize cost savings ranging from $20 to $25 million that will drive earnings.”

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JDA to Acquire QRS

Added Brewer, “QRS’ transaction services and rich data set—including product, transaction and market data from the store floor—brings real-time information from across the demand chain to our PortfolioEnabled™ software. For the first time, our customers will be able to rely on one company—JDA—to combine external data with internal enterprise and customer data to ensure the most effective, knowledge-based decision making.”

“Two and half years ago, QRS outlined a three-part strategy to turn around its business and achieve market leadership. We achieved the first phase of strengthening the company’s financial performance,” commented Liz Fetter, president and CEO of QRS. “The second phase of our plan was to drive operational efficiencies and improve the performance of our core business while introducing new collaborative solutions to drive future growth. With the successful introduction of our new product information management solutions, we are pleased with our progress on phase two.”

“The third and final phase of our vision for the company was to become a market leader in collaborative commerce solutions for the global demand chain trading community, and we have continued to actively evaluate the best path to achieve this goal, both organically and strategically. We believe the agreement we’re announcing today is the best way for QRS to achieve the leadership we have sought for the company, our customers and our shareholders,” continued Fetter.

Combined Company to Capitalize on Product Information and Global Data Synchronization Opportunities

JDA’s plans for its tenth acquisition are also motivated by the unrivaled success that QRS has achieved driving the North American general merchandise and apparel (GMA) industry to new levels of efficiency. QRS provides the leading electronic product catalogue in North America with over 100 million unique items. The QRS products enable marketers, manufacturers, suppliers and retailers to achieve 100 percent compliance in electronic data exchange by synchronizing the latest product information and automating collaborative processes.

“With advancements in radio frequency identification (RFID) and other collaborative initiatives, the industry is heeding the call for increased efficiency and accuracy in the exchange and update of item and supply chain information,” explained Brewer. “While QRS is the de facto standard for data synchronization in the U.S. GMA industry, we see a huge growth opportunity in other world regions and market segments, in particular food and consumer packaged goods. In this era of technology vendor consolidation, our global resources and extensive client relationships will position us to be the preferred solutions provider for these untapped markets that will soon require interoperability and compliance with shared global standards.”

Terms of Agreement

Under the agreement, QRS will be merged with a wholly-owned subsidiary of JDA. QRS stockholders will own approximately 20 percent of the outstanding capital stock of the combined company.

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Based on the latest closing price of JDA stock, the transaction is valued at approximately $100 million and is expected to be accretive to JDA’s FY 2005 earnings. Direct costs of the acquisition and the costs of the ensuing integration of the two organizations are expected to total $15 to $17 million.

All directors and executive officers of the two companies have signed an agreement to vote in favor of the transaction, which is expected to be tax-free to QRS stockholders. Completion of the merger, which is expected to close in the third or fourth quarter of calendar year 2004, is subject to the approval of JDA and QRS stockholders, expiration or termination of the applicable Hart-Scott-Rodino waiting periods, and other regulatory and customary conditions. As provided in the merger agreement, JDA will be adding one board member from the board of QRS, who will be identified before the joint proxy is sent to stockholders.

Citigroup Global Markets Inc. is acting as financial advisor to JDA, and Wachovia Securities is acting as financial advisor to QRS with regard to the transaction.

Snapshot of Combined Company

By combining JDA and QRS, the resulting company will have significantly improved operating leverage with a strong financial position. Based upon QRS’ results for the quarter ending March 31, 2004, approximately 80 percent of QRS’ first quarter 2004 revenue is generated from a recurring revenue model. This revenue, when added to JDA’s recurring maintenance for the same time period, creates a combined company with approximately 50 percent of its revenues based on a recurring model, significantly improving future revenue and earnings visibility and predictability.

“As you review the prospects for our combined business, it should be noted that we expect continued decline in the existing EDI-VAN component of the QRS business, which represents roughly $66 million in revenues over the past 12 months,” commented Kris Magnuson, executive vice president and CFO of JDA. “We factored this into our decision making and believe that the overall transaction will be substantially accretive to JDA in 2005 and beyond.”

The synergies in selling, general and administrative infrastructure between the combined organizations are expected to produce annual cost savings ranging from $20 to $25 million dollars within the first 18 months after closing.

	JDAS (last four quarters as of March 31, 2004)	QRSI (last four quarters as of March 31, 2004)	Combined Company
Revenues:
Software	$66,159	$32,957	$99,116
Maintenance	$73,974	0	$73,974
Trading Community Management	0	$65,866	$65,866
Services	$81,210	$24,227	$105,437

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TOTAL REVENUES	$221,343	$123,050	$344,393

Operating Income (loss)	$3,348	$(6,230)	$(2,882)
Net Income (loss)	$4,451	$(6,141)	$(1,690)
Cash Flow from Operations	$20,213	$11,951	$32,164

Employees	1,304	476	1,780
Customers	4,500	10,000	>14,000
			(estimates duplications in customer base)

With 33 offices spanning every major global market to service customers in over 60 nations, JDA’s global sales and delivery infrastructure is perfectly positioned for another successful acquisition. Upon completion of the acquisition, the current JDA senior management team, led by CEO Brewer, will be joined by the following executives from QRS:

•	James G. Rowley, who currently serves as QRS’ senior vice president, global engineering, support & technology and chief technology officer, will join JDA as senior vice president of operations, and become part of JDA’s Product Strategy Council.

•	Ray Rike, who currently serves as QRS’ senior vice president, worldwide sales and field operations, will join JDA as senior vice president, collaborative solutions.

Conference Call Information for Investors and Media

JDA and QRS will host a joint conference call today, June 17, 2004, at 12:00 p.m. Eastern to discuss the acquisition. To participate in the call, dial 1-800-921-9431 (United States) or 1-973-935-8505 (International), passcode: JDA Software. A live audio-only web cast of the call will be made available in the Investor Relations section of both companies’ web sites at www.jda.com and www.QRS.com as well as at this third party location: http://www.viavid.net/detailpage.aspx?sid=00001C8B. A rebroadcast of the web cast and replay of the conference call will be made available on June 18, 2004 and will be accessible on both companies’ web sites.

Callers can hear the replay on June 18, 2004 by dialing 1-877-519-4471 (United States) or 1-973-341-3080 (International) using access code 4889870.

About QRS Corporation (Pre Acquisition)

QRS Corporation (Nasdaq: QRSI) is a technology company that serves the global retail trading community. We offer collaborative commerce solutions that drive a new standard for global brand execution. At QRS, we manage the flow of critical commerce information and leverage our retail technology expertise to address fundamental industry challenges such as global data synchronization, mandate compliance, transaction management and global trade management. QRS solutions help over 10,0001 customers expand

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into new markets and channels, improve operational efficiency and differentiate their brand. For more information, visit www.qrs.com.

1Based on total, unique QRS corporate customers that purchased or licensed QRS products and services between January and December 2003.

About JDA Software Group, Inc. (Pre Acquisition)

With approximately 4,500 retail, manufacturing and wholesale clients in 60 countries, JDA Software Group, Inc. (Nasdaq:JDAS) is a global leader in delivering integrated software and professional services for the retail demand chain. By capitalizing on its market position and financial strength, JDA commits significant resources to advancing JDA Portfolio®, the industry’s leading suite of best in class products that manage and optimize demand chain processes from finished goods to customer checkout. Portfolio solutions are proven to help retailers and their suppliers improve top-and bottom-line results, operational and supply chain efficiencies and customer relations. Founded in 1985, JDA is headquartered in Scottsdale, Arizona and employs more than 1,300 associates operating from 33 offices in major cities throughout North America, South America, Europe, Asia and Australia. For more details, visit www.jda.com, call +1 480.308.3555 or email info@jda.com.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the QRS products; and (c) both companies’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules

In connection with the proposed transaction, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000. Free copies of the joint proxy statement (when

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available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, 510-215-5000.

JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’ and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

JDA Investor Relations Contact:

Kris Magnuson, EVP/CFO

480-308-3000

JDA Public Relations Contact:

Peter Charness, SVP Global Marketing, Chief Product Officer

480-308-3000

QRS Public Relations Contact:

Katherine Post, Director, Corporate Communications

510-965-4521; kpost@QRS.com

QRS Investor Relations Contact:

David Cooper, CFO

510-215-5000

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